

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 15, 2024

Patrick Goris
Chief Financial Officer
Carrier Global Corp
13995 Pasteur Boulevard
Palm Beach Gardens, Florida 33418

>   **Re: Carrier Global Corp**
>   **Form 10-K for the Year Ended December 31, 2023, filed February 6, 2024**
>   **File No. 001-39220**

Dear Patrick Goris:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Technology